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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* $2,387,354,550	Amount of filing fee** $255,446.94
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $75.00 per share, net to the seller in cash. As of December 31, 2005 there were 71,436,455 shares of common stock outstanding, of which 39,605,061 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 31,831,394 shares.
**the amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$255,446.94
Form or Registration No.:	Schedule TO-T
Filing Party:	Lafarge S.A.
Date Filed:	February 21, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      Check the appropriate boxes below to designate any transactions to which the statement relates:
☒           third-party tender offer subject to Rule 14d-1.
☐           issuer tender offer subject to Rule 13e-4.
☒           going-private transaction subject to Rule 13e-3.
☐           amendment to Schedule 13D under Rule 13d-2.

SEC2559(6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 12 Exhibits.
SIGNATURES
EX-99.A.1.XVI: PRESS RELEASE

     This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on February 21, 2006, by Lafarge S.A., a French société anonyme (“Parent”) and Efalar Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”) not owned by Parent and its subsidiaries, at a purchase price of $75.00 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006 (“the Offer to Purchase”) and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).
Item 4. Terms of the Transaction
     Section (a) of Item 4 is amended and supplemented as follows: The Offer is extended to, and will expire at, midnight, New York City time, on Monday, April 3, 2006, unless the Offer is extended further.
Item 12 Exhibits.

(a)(1)(xvi)	Press Release, issued by Lafarge S.A. on March 6, 2006.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.

By: /s/ Michel Bisiaux

Michel Bisiaux
Corporate Secretary

EFALAR INC.

By: /s/ Michel Bisiaux

Michel Bisiaux
Secretary
Dated: March 6, 2006

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(xvi)	Press Release, issued by Lafarge S.A. on March 6, 2006.